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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Delphi Corporation
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
247126105
(CUSIP Number)
J. Kevin Ciavarra, Esq.
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 2, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	247126105	Page	2	of	11

1	NAMES OF REPORTING PERSONS:

	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Highland Capital Management, L.P., a Delaware limited partnership 75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		38,984,132

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,272,783

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		38,984,132

WITH	10	SHARED DISPOSITIVE POWER:

		5,272,783

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	44,256,915

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN, IA

CUSIP No.	247126105	Page	3	of	11

1	NAMES OF REPORTING PERSONS:

	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Strand Advisors, Inc., a Delaware corporation 95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		38,984,132

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,272,783

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		38,984,132

WITH	10	SHARED DISPOSITIVE POWER:

		5,272,783

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	44,256,915

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	247126105	Page	4	of	11

1	NAMES OF REPORTING PERSONS:

	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	James D. Dondero

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		44,078,632

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,472,783

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		44,078,632

WITH	10	SHARED DISPOSITIVE POWER:

		5,472,783

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	49,551,415

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	247126105	Page	5	of	11

1	NAMES OF REPORTING PERSONS:

	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Highland Credit Strategies Fund, a Delaware trust (1) 20-4948762

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,653,116

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,653,116

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,653,116

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
(1) The Reporting Persons may be deemed to be the beneficial owners of the shares of the Issuer’s Common Stock beneficially owned by the other Reporting Persons. However, Highland Credit Strategies Fund will not provide any financing or participate in the Proposal described in Item 4 hereto, so Highland Credit Strategies Fund expressly disclaims membership in a group with the other Reporting Persons with respect to the Proposal and other related matters described herein

CUSIP No.	247126105	Page	6	of	11

1	NAMES OF REPORTING PERSONS:

	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Highland Multi-Strategy Onshore Master SubFund, L.L.C., a Delaware limited liability company 20-5237162

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,619,667

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,619,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,619,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	247126105	Page	7	of	11

1	NAMES OF REPORTING PERSONS:

	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Highland Multi-Strategy Master Fund, L.P., a Bermuda limited partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,619,667

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,619,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,619,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

     This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Delphi Corporation, a Delaware corporation (the “Issuer”), and is being filed on behalf of (i) Highland Capital Management L.P., a Delaware limited partnership (“Highland Capital”); (ii) Strand Advisors, Inc., a Delaware corporation (“Strand”); (iii) James D. Dondero; (iv) Highland Credit Strategies Fund, a Delaware trust (“HCF”); (v) Highland Multi-Strategy Onshore Master SubFund, L.L.C., a Delaware limited liability company (“SubFund”); and (vi) Highland Multi-Strategy Master Fund, L.P., a Bermuda limited partnership (“Master Fund” and, collectively, the “Reporting Persons”), to amend the Schedule 13D that was originally filed with the Securities and Exchange Commission (the “Commission”) on December 22, 2006, to update and supplement the information previously reported with respect to the Proposal made by Highland Capital. Except as set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Commission.
Item 4. Purpose of Transaction.
     Item 4 is supplemented as follows:
     In reaction to the Proposal, Highland Capital has been contacted by and has had preliminary discussions with a number of third parties expressing interest in the Proposal and seeking further information regarding the Proposal, including representatives and members of statutory committees of the Issuer, investment bankers, creditors, other stakeholders, other parties of interest, and a number of financing sources who have indicated an interest in possibly participating in the Proposal and providing either financing for the Backstop or participating with Highland Capital in the Backstop. Highland Capital has not yet determined if any other entities or persons (including affiliates of Highland Capital) will be included in the Proposal, the Backstop, or the financing of the Backstop. However, if the Issuer moves forward with Highland Capital in negotiations for a New Equity Agreement and New Plan Agreement as contemplated in the Proposal, Highland Capital believes that it will be able to provide similar commitments to those proposed in the Appaloosa/Cerberus Proposal prior to and in connection with the execution of definitive agreements with the Issuer. Highland Capital has also had a number of discussions with the Issuer and its counsel relating to a Confidential Information and Non-Disclosure Agreement (a “Confidentiality Agreement”), but has not been able to resolve certain terms that would restrict Highland Capital’s ability to have discussions and negotiations with various third parties relating to the Proposal. Highland Capital is not (i) acting (and has not agreed to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, voting, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer, including with respect to the Proposal, or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
     In addition, on December 28, 2006, Highland Capital filed its opposition to the Issuer’s motion seeking Bankruptcy Court approval of the equity investment and plan framework agreements underlying the Appaloosa/Cerberus Proposal with the United States Bankruptcy Court for the Southern District of New York. On January 4, 2007, Highland Capital filed an objection to the Issuer’s request for an extension of exclusivity stating that unless the Issuer commits to discuss and consider alternative plan arrangements from that contained in the yet to be approved equity investment and plan framework agreements underlying the Appaloosa/Cerberus Proposal, exclusivity should not be extended.
     In response to certain discussions between Highland Capital and certain other parties of interest, Highland Capital also sent a letter to the Board of Directors of the Issuer on December 29, 2006, to clarify a point raised in the Proposal (the “Clarification Letter”). The Clarification Letter, which is attached hereto as Exhibit 3, clarified that under the New Plan Agreement, the Issuer’s unsecured bond debt will either be reinstated or paid in full in cash at the option of the applicable class of bondholders.

     On January 2, 2007, Highland Capital and the Issuer met to discuss the Proposal, the Clarification Letter, and Highland Capital’s opposition to the Appaloosa/Cerberus Proposal. At such meeting, the parties discussed the terms and conditions of the transaction contemplated by the Proposal, as well as the documentation and procedures that would be required in connection therewith. Highland Capital expects negotiations with the Issuer to continue if the parties are able to agree on the terms of a Confidentiality Agreement.
     Highland Capital reserves the right to pursue alternative courses of action in the event that confirmation or consummation of the Proposal is not or cannot be accomplished or in the event the Confidentiality Agreement is not executed. Highland Capital also reserves the right to be, and intends to be, in further contact with members of the Issuer’s management, members of the Issuer’s Board of Directors, members and representatives of the Issuer’s statutory committees, and other parties of interest regarding the direction and outcome of the Chapter 11 Case No. 05-44481 (the “Chapter 11 Case”) and with regard to the Proposal and any related arrangements.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 is hereby amended and restated as follows:
     On December 21, 2006, Highland Capital delivered the Proposal to the Issuer, a copy of which was attached as Exhibit 1 to the Schedule 13D originally filed with the Commission on December 22, 2006, and is incorporated by reference herein.
     On December 29, 2006, Highland Capital delivered the Clarification Letter to the Issuer, a copy of which is attached hereto as Exhibit 3.
     Other than as provided herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
     Item 7 is hereby supplemented as follows:

Exhibit 3	Letter from Highland Capital Management, L.P., dated December 29, 2006, to the Board of Directors of Delphi Corporation.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.
Date: January 5, 2007

Highland Credit Strategies Fund

By:		/s/ James Dondero

Name: James Dondero
Title: President

Highland Capital Management, L.P.

By:		Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

Name: James Dondero
Title: President

Strand Advisors, Inc.

By:		/s/ James Dondero

Name: James Dondero
Title: President

James Dondero

/s/ James Dondero

Highland Multi-Strategy Onshore Master SubFund, L.L.C.

By:	Highland Multi-Strategy Master Fund, L.P., its managing member
By:	Highland Multi-Strategy Fund GP, L.P., its general partner
By:	Highland Multi-Strategy Fund GP, L.L.C., its general partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

Name: James Dondero
Title: President

Highland Multi-Strategy Master Fund, L.P.

By:	Highland Multi-Strategy Fund GP, L.P., its general partner
By:	Highland Multi-Strategy Fund GP, L.L.C., its general partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

Name: James Dondero
Title: President

EXHIBITS

Exhibit 1	Letter from Highland Capital Management, L.P., dated December 21, 2006, to the Board of Directors of Delphi Corporation (Exhibit 1 to Schedule 13D filed with the Securities and Exchange Commission on December 22, 2006 and incorporated by reference herein).

Exhibit 2	Joint Filing Agreement, dated as of December 22, 2006, by and between the Reporting Persons (Exhibit 2 to Schedule 13D filed with the Securities and Exchange Commission on December 22, 2006 and incorporated by reference herein).

Exhibit 3	Letter from Highland Capital Management, L.P., dated December 29, 2006, to the Board of Directors of Delphi Corporation.